UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NewStar Financial, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65251F105
(CUSIP Number)

Capital Z Partners, Ltd.
142 West 57th Street
New York, New York 10019
(212) 965-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65251F105
(1)	NAME OF REPORTING PERSONS
Capital Z Partners Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a)	☐
(b)	☒

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS):
AF, PF, OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER:
40,244

(8)	SHARED VOTING POWER:
0

(9)	SOLE DISPOSITIVE POWER:
40,244

(10)	SHARED DISPOSITIVE POWER:
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
40,244

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

CUSIP No. 65251F105
(1)	NAME OF REPORTING PERSONS
Capital Z Partners III, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a)	☐
(b)	☒

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF, AF, OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER:
0

(8)	SHARED VOTING POWER:
0

(9)	SOLE DISPOSITIVE POWER:
0

(10)	SHARED DISPOSITIVE POWER:
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

CUSIP No. 65251F105
(1)	NAME OF REPORTING PERSONS
Capital Z Partners III GP, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a)	☐
(b)	☒

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF, AF, OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER:
0

(8)	SHARED VOTING POWER:
0

(9)	SOLE DISPOSITIVE POWER:
0

(10)	SHARED DISPOSITIVE POWER:
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

CUSIP No. 65251F105
(1)	NAME OF REPORTING PERSONS
Capital Z Partners III GP, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a)	☐
(b)	☒

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF, AF, OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER:
0

(8)	SHARED VOTING POWER:
0

(9)	SOLE DISPOSITIVE POWER:
0

(10)	SHARED DISPOSITIVE POWER:
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

CUSIP No. 65251F105
(1)	NAMES OF REPORTING PERSONS
Bradley E. Cooper

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a)	☐
(b)	☒

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF, AF, OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER:
91,896

(8)	SHARED VOTING POWER:
40,244

(9)	SOLE DISPOSITIVE POWER:
91,896

(10)	SHARED DISPOSITIVE POWER:
40,244

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,140

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN; CO

Amendment to Schedule 13D

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 4 (the “Amendment”) amends the Schedule 13D, filed on December 7, 2007, as amended on January 18, 2008, October 25, 2016 and November 9, 2016 (as amended from time to time, the “Amended Schedule 13D”), and relates to shares of common stock, $0.01 par value per share (“Common Stock”), of NewStar Financial, Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment.  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Amended Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by the following persons (the “Reporting Persons”):

(1)	Capital Z Partners Management, LLC (“CZPM”);

(2)	Capital Z Partners III, L.P. (formerly known as Union Square Partners, L.P.) (“Capital Z III Fund”);

(3)	Capital Z Partners III GP, L.P. (formerly known as Union Square Partners GP, L.P.) (“Capital Z III GP LP);

(4)	Capital Z Partners III GP, Ltd. (formerly known as Union Square Partners GP, Ltd.) (“Capital Z III GP LTD”); and

(5)	Bradley E. Cooper (“Mr. Cooper” and, together with CZPM, , the “Continuing Reporting Persons”).

ITEM 4.	PURPOSE OF THE TRANSACTION

On December 8, 2017, Capital Z III Fund made a pro rata distribution, without consideration, of all shares of Common Stock owned by it to its respective partners.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b).  The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 4 are incorporated herein by reference.

As of the date hereof, the Continuing Reporting Persons will beneficially own in the aggregate 132,140 shares of Common Stock.  Based upon a total of 41,555,754 outstanding shares of Common Stock as of November 1, 2017, as reflected in the Issuer’s Form 10-Q filed on November 3, 2017, the Continuing Reporting Persons’ shares represent approximately 0.3% of the outstanding shares of Common Stock.

CZPM directly owns 40,244 shares of Common Stock.

Mr. Cooper directly owns 91,896 shares of Common Stock.  Mr. Cooper is a director of the Issuer and, in his capacity as an officer and co-owner of CZPM, may be deemed to beneficially own the aggregate 40,244 shares owned by CZPM.  Mr. Cooper disclaims beneficial ownership of the securities owned by CZPM, except to the extent of any indirect pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 2017

CAPITAL Z PARTNERS MANAGEMENT, LLC

By:	/s/ Craig Fisher
Name:	Craig Fisher
Title:	General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III, L.P.

By its general partner, Capital Z Partners III GP, L.P.

By:	/s/ Craig Fisher
Name:	Craig Fisher
Title:	General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III GP, L.P.

By:	/s/ Craig Fisher
Name:	Craig Fisher
Title:	General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III GP, LTD.

By:	/s/ Craig Fisher
Name:	Craig Fisher
Title:	General Counsel - Authorized Signatory

/s/  Bradley E. Cooper
Bradley E. Cooper